Exhibit 99.1

Vision Marine Technologies Announces Contract with The Limestone Boat Company to supply its E-Motion Powertrain Technology

Montreal, Canada, May 19, 2021 – Vision Marine Technologies, Inc. (Nasdaq: VMAR) (“Vision Marine” or the “Company”) announced today a supply agreement with The Limestone® Boat Company Limited (TSX-V: BOAT), a boat manufacturer with a 35-year history as a heritage brand renowned for its timeless design, big water performance, quality manufacturing and durability.

•	Limestone Boat to order a minimum of 25 E-Motion Electric Outboard Powertrains over the next 12 months.
•	Contract is the initial step in Limestone’s plans to significantly scale its electric boat footprint, utilizing Vision Marine’s Disruptive Best-in-Class Powertrain Technology E-Motion.
•	Limestone expects to sell up to 550 Boats in 2022, and greatly scale its electric footprint.
•	Value of initial order estimated at US $2M (CDN$2.5M).
•	Vision Marine will invest $3.4M CAD, $2.8M USD in Limestone through a convertible debenture.
•	Addressing a US$2.9B addressable market, expected to grow to US$17B BY 2026.
•	As a show of confidence in this partnership, and in recognition of Limestone’s near and long-term value, Vision has invested US$2.8M (CDN$3.4M) in Limestone’s placement of 10% convertible debentures.

Under the terms of the Agreement, subject to timely performance testing that meets agreed upon specifications, Vision Marine will supply Limestone with not less than 25 electric outboard powertrains over the next 12 months. Headquartered in Collingwood, Ontario, Limestone has a 145,000 sq. ft. manufacturing facility in Tennessee, with a large, skilled labor force as well as dealer network throughout the United States and the Canadian Great Lakes region. Limestone’s mandate is to establish an industry leading early mover electric footprint in the traditional boating sector, focusing on the 20’ to 29’ market for its stable of brands including Limestone, Aquasport, and Boca Bay. Limestone expects to sell up to 550 boats in the 2022 calendar year. As a result of this partnership with Vision Marine, Limestone will take a significant step forward in offering an electric option for their boats and will work to establish Vision’s powertrains in big water applications.

Alexandre Mongeon, CEO and co-founder of Vision Marine commented: “I am very excited about this contract and our partnership with Limestone, as it marks the beginning of the commercialization of Vision Marine’s E-Motion powertrain, the world’s most powerful electric outboard powertrains available on the market today. Led by a passionate team of elite marine industry veterans with over 100 years of combined experience in manufacturing, finance, marketing and customer service, Limestone is a world-class partner. This partnership provides Vision Marine the opportunity to showcase our disruptive technology throughout North America.”

Sales of outboard engines in the U.S. alone increased to a 13-year high of $2.9B in 2018 and is expected to grow to US $17B by 2026. Despite the pandemic, Vision Marine has over 1,100 LOI (“Letters of Intent”) from OEMs (“Original Equipment Manufactures”). In a post COVID environment, Vision Marine is now able to move quickly to convert the LOI’s to orders. Vision Marine have an enormous opportunity to be a leader in a global recreational boating market expected to reach US $63B by 2026.

Scott Hanson, Limestone’s CEO and Director, stated: “We are thrilled to partner with Vision Marine. Their ground-breaking E-Motion powertrain technology provides what we believe to be a disruptive series production high powered electric outboard system for watercraft. This partnership provides us with a leading technological advantage as we move to establish Limestone and Vision Marine as leaders in transitioning the recreational boating industry to electric Powertrains.”

The focus by the U.S. Environmental Protection Agency on cleaning up U.S. waterways is driving significant demand for electric boats. The fact that Vision Marine is the only electric boat engine technology company with certifications from the European Conformity, the United States Coast Guard and the Canadian Coast Guard gives us another important competitive advantage.

About Vision Marine Technologies

Vision Marine Technologies, Inc.’s business mandate is to change and be a contributing factor in fighting the problem of waterway pollution by disrupting the legacy boating industry with electric power, contributing to zero pollution, zero emission, and a noiseless environment.

Our flagship outboard powertrain (“E-Motion”) is the first fully electric outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design and extensive control software. Our E-Motion technologies used in this powertrain system are designed to improve the efficiency of the outboard powertrain and, as a result, increase range and performance.

Vision Marine continues to design, innovate, manufacture, and sell our handcrafted, high performance, environmentally friendly, electric powerboats to recreational customers.

The design and technology applied to our boats results in far greater and enhanced performance, higher speeds, and longer range. Simply stated, a smoother ride and a safer and enhanced user experience than a traditional ICE motorboat.

About The Limestone® Boat Company Limited

Limestone® has a 35-year history as a heritage brand renowned for its timeless design, big water performance, quality manufacturing and durability. The Limestone Boat Company is publicly traded on the Toronto Venture Exchange under the ticker symbol BOAT. Headquartered in Collingwood, Ontario and manufacturing in White Bluff, Tennessee, Limestone boasts a 145,000 sq. ft facility with a large, skilled labor force and dealer partners throughout the United States and the Canadian Great Lakes Region. Limestone® is the builder of Limestone®, Aquasport and Boca Bay brands.

Forward-Looking Statement

The statements contained in this press release that are not historical facts are forward-looking statements. The forward-looking statements are subject to various risks, uncertainties, assumptions, or changes in circumstances that are different to predict or quantify. Actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are beyond Vision’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision’s Annual Report on Form 20-F, filed filings with the SEC on December 31, 2020, as such factors may be updated, including its registration statement on Form F-1, as amended from time to time in Vision’s periodic filings with the SEC, under the caption “Risk Factors.” Any forward-looking statement in this press release speaks only as of the date of this release. Vision undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:
Bruce Nurse

Vision Marine Technologies, Inc.
(800) 871-4274
bn@v-mti.com

Dave Gentry

RedChip Companies Inc.

800-RED-CHIP (733-2447) or 407-491-4498

dave@redchip.com